9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

July 19, 2023

VIA EDGAR Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Erin Donahue and Jay Ingram
Re:	VinFast Auto Pte. Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed July 12, 2023 File No. 333-272663

Ladies and Gentlemen:

On behalf of our client, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 18, 2023 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form F-4 as filed on July 12, 2023 (“Amendment No. 2”).

The letter is being submitted together with the Company’s fourth amendment to the Registration Statement on Form F-4 filed on July 19, 2023 (“Amendment No. 4”), which includes revisions to reflect the Company’s response to the Comment Letter. To facilitate your review, we will separately deliver to you courtesy copies of Amendment No. 4 marked to show changes to Amendment No. 3 to the Registration Statement on Form F-4 as filed on July 14, 2023.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 4 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 2 to the Registration Statement on Form F-4, filed July 12, 2023

General

1.

Please note that this comment letter reflects only the amendment filed July 12, 2023. The subsequent amendment filed July 17, 2023 was not reviewed and the staff will review the next filing that is responsive to the comments in this letter.

July 19, 2023

Response:

The Company respectfully notes and acknowledges the Staff’s comment.

PROPOSAL NO. 3: THE ARTICLES AMENDMENT PROPOSAL, page 127

2.

We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, please revise to discuss the risk that your shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a “penny stock” determination, and discuss the consequences of such outcome.

Response:

In response to the Staff’s comment to clarify if parties have waived the related condition to the closing of the Business Combination under the terms of the Business Combination Agreement, which provides that the Closing is dependent upon Black Spade having at least $5,000,001 in net tangible assets as of the Closing, the Company has revised the disclosure on pages xix and 267 of Amendment No. 4.

In response to the Staff’s comment to discuss the risk that NASDAQ may not approve the Company’s shares for listing, the Company respectfully advises the Staff that it will not be at risk of not having its shares approved for initial listing on NASDAQ as a result of any “penny stock” determination because despite the Company having agreed to remove the US$5,000,001 net tangible asset requirement in Black Spade’s charter, the Sponsor has agreed pursuant to the Sponsor Support Agreement to subscribe for and acquire and/or procure that its designated person subscribes for and acquires VinFast Ordinary Shares at a purchase price of US$10 per share in an amount of up to US$30,000,000 (the “Backstop Amount”) less the funds contained in Black Spade’s trust account (after giving effect to redemptions). The Backstop Amount has been disclosed in the Unaudited Pro Forma Condensed Combined Financial Information on page 278 of Amendment No. 4.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

Enclosure

cc:	(via email)

Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Dennis Tam, Chairman and Co-Chief Executive Officer, Black Spade Acquisition Co

Stacey Wong, Esq., Partner, Latham & Watkins LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP